

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 1, 2021

Motti Farbstein
Chief Operating and Financial Officer
Can-Fite BioPharma Ltd.
10 Bareket Street
Kiryat Matalon
P.O. Box 7537
Petach-Tikva
4951778, Israel

      Re: Can-Fite BioPharma Ltd.
          Registration Statement on Form F-1
          Filed August 26, 2021
          File No. 333-259085

Dear Mr. Farbstein:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Jessica Ansart at (202) 551-4511 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Life Sciences

cc: Gary Emmanuel